Synergy Pharmaceuticals Inc.

420 Lexington Avenue, Suite 2012

New York, New York 10170

July 13, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Tara Keating Brooks

Re:                             Synergy Pharmaceuticals Inc.

Registration Statement on Form S-3

File No. 333-205484

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Synergy Pharmaceuticals Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4 p.m., Eastern Daylight Time, on Tuesday, July 14, 2015, or as soon thereafter as possible.  The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert  the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SYNERGY PHARMACEUTICALS, INC.

By:	/s/ Gary S. Jacob
Name:	Gary S. Jacob
Title:	Chief Executive Officer